Exhibit 99.34

Alberta Securities Commission	November 27, 2018
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Autorité des marchés financiers, Québec
Prince Edward Island Office of the Superintendent of Securities Office
Officer of the Superintendent of Securities, Services Newfoundland & Labrador

Prometic Life Sciences Inc.

Dear Sirs / Mesdames:

We refer to the Prospectus supplement No. 1 to the Short Form Base Shelf Prospectus dated March 14, 2018 [the “Prospectus Supplement”] of Prometic Life Sciences Inc. [the “Corporation”] dated November 27, 2018 for the offering for sale of up to $50,000,000 of common shares of the Corporation.

We consent to being named and to the use, through incorporation by reference in the above-mentioned Prospectus Supplement, of our report dated March 27, 2018 to the shareholders of the Corporation on the following financial statements:

•	Consolidated statements of financial position as at December 31, 2017 and 2016;

•

Consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2017 and 2016, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Prospectus Supplement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

[1]	CPA auditor, CA, public accountancy permit no. A123806

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